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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                      SEC File Number    0-19971

                                                         CUSIP Number  913828109


(Check One): [x] Form 10-K and Form 10-KSB    Form 20-F      Form 11-K
                 Form 10-Q and Form 10-QSB    Form N-SAR

  For the Period Ended:  June 30, 1998

         Transition Report on Form 10-K
         Transition Report on Form 20-F
         Transition Report on Form 11-K
         Transition Report on Form 10-Q
         Transition Report on Form N-SAR

  For the Transition Period Ended:____________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


================================================================================

PART I -- REGISTRANT INFORMATION
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
Full Name of Registrant:                                       Universal Seismic Associates, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):     16420 Park Ten Place, Suite 300
City, State and Zip Code:                                      Houston, Texas  77084-5051
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PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

         The Company's oil and gas reserve report has been delayed (final report not received until September 29, 1998) which is required to finalize year end computations for the oil and gas subsidiary.


PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:


         CLIFTON H. FRIDGE                   281                  578-8081
         -----------------              -----------          ------------------
            (Name)                      (Area Code)          (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If answer is no, identify report(s).    [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portions thereof?                     [x] Yes  [ ] No

================================================================================


                       Universal Seismic Associates, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   September 29, 1998                By:  /s/ Clifton H. Fridge
      --------------------------------        ------------------------------
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                       UNIVERSAL SEISMIC ASSOCIATES, INC.

                                   Attachment
                          (Answer to Part IV, Item 3)


         The Company has experienced significant losses in the fiscal period ended June 30, 1998. The trend of losses and liquidity problems was extensively disclosed in the Company's June 30, 1997 10-KSB/A filed with the Commission June 30, 1998. (The 10-KSB/A was amended and included restated consolidated financial statements for the fiscal years ended June 30, 1996 and 1997.) In addition, the 10-Q's filed for the quarterly periods ending September 30, 1997, December 31, 1997 and March 31, 1998 included extensive disclosure of the Company's financial condition including continuing losses in each of these periods.

         It is anticipated that the 1998 fiscal fourth quarter will also reflect a significant loss. The expected fourth quarter loss will include a significant write down of the Company's oil and gas properties that was not anticipated. The triggering event was a dry hole plugged and abandoned on September 8, 1998. The cost of this dry hole was accrued as of June 30, 1998, and the related reserves previously assigned to this property were adjusted in the oil and gas reserve report.